June 2, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
ATTN: Valeria Franks and Keira Nakada
Washington, D.C. 20459

Re:    Mistras Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2024
Annual Report to Security Holders for Fiscal Year Ended December 31, 2024
File No. 001-34481

Ladies and Gentlemen:

Mistras Group, Inc. (the “Company”) is in receipt of your letter dated May 19, 2025, regarding your review of the filings referenced above. Please accept this letter as acknowledgement of the Company’s agreement with the comment referenced in the aforementioned letter. The Company will promptly revise its Annual Report to Security Holders for Fiscal Year Ended December 31, 2024 to include the following disclosure on pages 4 and 5 where non-GAAP measures are referenced:

“As reported and reconciled in the Company’s Form 8-K filed on March 5, 2025.”

The Company believes the incorporation of this disclosure is in accordance with the comment set forth in your May 19, 2025 letter.

Sincerely,

/s/ Edward J. Prajzner
Senior Executive Vice President and Chief Financial
    Officer